For the Period of June 7, 2016 – July27, 2016

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16
UNDER
THE SECURITIES ACT OF 1934
____________________

NATCORE TECHNOLOGY, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	3674	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

189 N. Water Street
Rochester, NY 14604-1163
(585) 286-9180

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal
Executive Offices)

LoPresti Law Group, P.C.
45 Broadway, Suite 610
New York, New York10006
(212) 732-4029

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Marc X. LoPresti, Esq.	Shauna Hartman
LoPresti Law Group, P.C.	Armstrong Simpson
45 Broadway, Suite 610	2080-777 Hornby Street
New York, NY 10006	Vancouver, B.C.
Tel: 212-732-4029	Canada V6Z 1S4
Tel: 604-683-7361

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒

The information herein and in the attached exhibits is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

          The following exhibits are filed herewith:

Exhibit	Description

99.1	News Release dated June 21, 2016 - Natcore Technology Issues Shares to Consultant
99.2	News Release dated June 22, 2016 - Natcore Technology announces private placement
99.3	News Release dated June 28, 2016 - Natcore Technology closes private placement
99.4	Material Change Report - Form 51-102F3 - dated June 28, 2016
99.5	Notice of Security Holder meeting - dated July 22, 2016

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rochester, New Yorkon July 27, 2016.

NATCORE TECHNOLOGY, INC.

By:
Name:	Charles R. Provini
Title:	President & CEO
Authorized Representative in the United States